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                                                                EXHIBIT 5.2



                                              November 22, 1995



 Matthews International Corporation
 Two NorthShore Center
 Pittsburgh, PA  15212

 Dear Sirs:

 I am Senior Vice President, General Counsel and Secretary of Matthews International Corporation, a Pennsylvania corporation (the "Company"), and have acted as general counsel in connection with a proposed sale by certain selling shareholders of 800,000 shares in the aggregate (the "Shares") of the Company's Class A Common Stock, par value $1.00 per share. I am also a Director of the Company and will be a selling shareholder in the offering.
 This opinion is furnished in connection with the filing by the Company of a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, relating to such proposed sale. I have examined such public and corporate records and documents and such questions of law, and have made such other investigation, as I deemed appropriate for purposes of this opinion.


 Based upon the foregoing, I am pleased to advise you that in my opinion the Shares have been duly authorized and are validly issued, fully paid and non-assessable.

 In rendering the foregoing opinion, I have examined the laws of the Commonwealth of Pennsylvania and the federal laws of the United States of America and the foregoing opinion is limited to such laws.

 I hereby consent to the filing of this opinion as an exhibit to such Registration Statement and to the reference to me under the caption "Legal Matters" in the prospectus contained therein.

                                              Yours truly,


                                              James L. Parker